Exhibit 3.1.11

ARTICLES OF ORGANIZATION

OF

CARRABBA’S OF BOWIE, LLC

THESE ARTICLES OF ORGANIZATION (hereinafter referred to as these “Articles”) are made as of this 3rd day of September, 2002, by Thomas M. Meachum, acting as organizer, whose address is 10715 Charter Drive, Suite 200, Columbia, Maryland 21044, and who is at least eighteen years of age.

EXPLANATORY STATEMENT

Thomas M. Meachum, desiring to organize a limited liability company under and pursuant to the provisions of the Maryland Limited Liability Company Act (Title 4A of the Corporations & Associations Article of the Mated Code of Maryland) (hereinafter referred to as the “Act”), hereby forms a limited liability company for the purposes and on the terms and conditions hereinafter set forth (the “Company”) and hereby certifies to The Maryland State Department of Assessment & Taxation as follows:

FIRST: The name of the limited liability company shall be;

CARRABBA’S OF BOWIE, LLC

SECOND: The Company shall have perpetual existence.

THIRD: The purposes for which the Company is formed are as follows:

(a) To own and operate various restaurant establishments.

(b) To engage in and perform any activities or functions which may lawfully be performed by a limited liability company formed pursuant to the Act and other than. Those specifically prohibited under the terms of the written Operating Agreement among the members of the Company.

The foregoing enumerated purposes and objects shall in no way limit or restrict by reference to, or inference from, the terms of any other clause of this or any other Section of these Articles, and each shall be regarded as independent; and they are intended to be and shall be construed as powers as well as purposes and objects of the Company and shall be in addition to and not in limitation of the general powers of limited liability companies organized under the laws of the State of Maryland.

FOURTH: The principal office of The Company in the State of Maryland shall be located at 16799 Governor’s Bridge Road, Bowie, Maryland 20716,

FIFTH: The name and address of the resident agent of the Company in the State of Maryland is Eric Wildman, 2821 Miller Way Drive, Ellicott City, Maryland 21043. Said resident agent is a citizen and resident of the State of Maryland.

SIXTH: The relations of members of the Company and the affairs of the Company shall be governed by the Act as well as a written Operating Agreement which may be amended from time to time as set forth therein.

IN WITNESS WHEREOF, Thomas M. Meachum acknowledges that these Articles of Organization are his act, and further acknowledges, under penalties of perjury, to the best of his knowledge, information and belief, that he has been authorized by the persons forming the Company to execute these Articles, and that The matters and facts set forth herein are true in all material respects, and that he has executed these Articles of Organization under seal as of the day and year first above written.

WITNESS:

/s/ Linda S. Kurtzman	/s/ Thomas M. Meachum (SEAL)

The Undersigned, named as the Resident Agent in the aforegoing Articles of Organization, agrees to serve as Resident Agent until a Notice of Change of Resident Agent is filed with the Department of Assessments and Taxation as provided far in the Code.

/s/ Kathryn W. Bullei	/s/ Eric Wildman

Please Return to:

Thomas M. Meachum, Esquire

REESE AND CARNEY, LLP

10715 Chanter Drive

Columbia, MD 21044

(410) 740-4600